May 6, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng, Special Counsel
Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Laura Vector, Staff Accountant

Re:	Cyan, Inc.
Registration Statement on Form S-1 (File No. 333-187732)
Form 8-A (File No. 001-35904)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 25, 2013 and the date hereof, 6,178 copies of the Preliminary Prospectus dated April 25, 2013 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, May 8, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours, GOLDMAN, SACHS & CO., J.P. MORGAN SECURITIES LLC As representatives of the Prospective Underwriters By: Goldman, Sachs & Co.

By:	/s/ David Ludwig
Name: David Ludwig Title: Managing Director

By: J.P. Morgan Securities LLC

By:	/s/ Tommy Rueger
Name: Tommy Rueger Title: Managing Director